UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Wanda Sports Group Company Limited

(Name of the Issuer)

Wanda Sports Group Company Limited	Wanda Sports & Media (Hong Kong) Holding Co. Limited
Wanda Culture Holding Co. Ltd.

(Names Person(s) Filing Statement)

Class A Ordinary Shares, no par value*

(Title of Class of Securities)

93368R 101**

(CUSIP Number of Class of Securities)

Wanda Sports Group Company Limited 9/F, Tower B, Wanda Plaza 93 Jianguo Road, Chaoyang District 100022, Beijing People’s Republic of China Telephone: +86-10-8558-8813	Wanda Sports & Media (Hong Kong) Holding Co. Limited Room 1903, 19/F, Lee Garden One 33 Hysan Avenue, Causeway Bay, Hong Kong Telephone: +86-10-8558-7385
Wanda Culture Holding Co. Limited Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong Telephone: +86-10-8558-7385

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark S. Bergman, Esq.
Xiaoyu Greg Liu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center
5 Dongsanhuan Zhonglu
Chaoyang District, Beijing, 100020
People’s Republic of China
Tel: +86-10-5828-6300 Fax: +86-10-6530-9070/9080

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☒	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation***	Amount of Filing Fee****
$105,800,577.8	$11,542.84

*	Not for trading, but only in connection with the prior listing of the American depositary shares (“ADSs”) on The Nasdaq Stock Market LLC (Nasdaq Global Select Market). Every two ADSs represent three Class A ordinary shares (the “Class A Ordinary Shares”).
**	This CUSIP number applies to the ADSs.
***	Estimated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per-share cash payment of $1.70 for 62,235,634 outstanding Class A Ordinary Shares (directly or in the form of ADSs) subject to the transaction (the “Transaction Valuation”).
****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,542.84	Filing Party:	Wanda Sports & Media (Hong Kong) Holding Co. Limited, Wanda Culture Holding Co. Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	December 23, 2020

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 (together with any amendments thereto filed with the SEC, this “Schedule 13E-3”) filed on December 23, 2020, January 11, 2021 and February 1, 2021 with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Wanda Sports Group Company Limited, a listed company incorporated in Hong Kong (the “Company”), with Class A Ordinary Shares (as defined below) (including Class A Ordinary Shares represented by ADSs, as defined below) that are the subject of the Rule 13e-3 transaction described below; (ii) Purchaser (as defined below); and (iii) Parent (as defined below).

This Schedule 13E-3 relates to the cash tender offer by Wanda Sports & Media (Hong Kong) Holding Co. Limited, a limited liability company incorporated under the laws of Hong Kong (“Purchaser”), and a wholly-owned subsidiary of Wanda Culture Holding Co. Ltd., a limited liability company incorporated under the laws of Hong Kong (“Parent”), to purchase all the issued and outstanding class A ordinary shares of the Company, no par value (the “Class A Ordinary Shares”), including all Class A Ordinary Shares represented by American depositary shares (the “ADSs,” with every two ADSs represent three Class A ordinary shares), at a purchase price of $1.70 per Class A Ordinary Share or $2.55 per ADS, without interest (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letters of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information contained in the Offer to Purchase, as well as the tender offer statement on Schedule TO filed by Purchaser and Parent with the SEC on December 23, 2020 (as amended or supplemented from time to time, the “Schedule TO”) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 23, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”) is incorporated by reference herein and, except as described below, the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Offer to Purchase, the Schedule TO and the Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase, the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of this Schedule 13E-3.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 13E-3 to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Offer to Purchase. Except as otherwise set forth herein, the information set forth in the Schedule 13E-3 (as filed with the SEC on December 23, 2020, January 11, 2021 and February 1, 2021) remains unchanged and is incorporated by reference into this Amendment.

Item 15. OTHER INFORMATION

Item 15 is hereby amended and supplemented to include the following as new paragraphs at the end of “(c) Other Material Information”:

“The subsequent offering period expired as scheduled at 5:00 p.m., New York City time, on February 26, 2021. The Tender Agent has advised that, as of the expiration date of the subsequent offering period, a total of 38,358,038 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were validly tendered (and not properly withdrawn) pursuant to the Offer, representing

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approximately 77% of the outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), excluding 8,215,616 ADSs held by Associates subject to the Standstill Agreement. The foregoing include a total of 18,678,348 ADSs tendered, representing approximately 94% of the outstanding ADSs, excluding the ADSs held by the Associates. Purchaser has accepted for payment, and has paid (or will pay) for, all Class A Ordinary Shares and ADSs validly tendered (and not validly withdrawn) pursuant to the Offer.

On March 1, 2021, Purchaser issued a press release announcing the expiration and results of the subsequent offering period. The full text of the press release is attached hereto as Exhibit (a)(5)(iv) and is incorporated herein by reference.”

ITEM 16. EXHIBITS.

Item 16 of the Schedule 13E-3 is hereby amended to update and/or include the following exhibits:

(a)(1)(ix)	Tender Offer Statement (Amendment No. 3) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent and Purchaser on March 1, 2021).
(a)(2)(iii)	Amendment No. 3 to Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Amendment No. 3 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2021).
(a)(5)(iv)	Press Release issued by Wanda Sports & Media (Hong Kong) Holding Co. Limited on March 1, 2021 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO filed by Parent and Purchaser on March 1, 2021).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 1, 2021

Wanda Sports Group Company Limited

By:	/s/ Hengming Yang
Name: Hengming Yang
Title: Chief Executive Officer

Wanda CULTURE HOLDING Co. Ltd.

By:	/s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

Wanda Sports & Media (Hong Kong) Holding Co. Limited

By:	/s/ Zhang Lin
Name: Zhang Lin
Title: Director

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EXHIBIT INDEX
Exhibit No.	Description

(a)(1)(i)*	Amendment No. 1 to the Offer to Purchase, dated January 11, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 11, 2021).

(a)(1)(ii)*	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(iii)*	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(iv)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(v)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(vi)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(vii)*	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(viii)*	Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent and Purchaser on February 1, 2021).

(a)(1)(ix)	Tender Offer Statement (Amendment No. 3) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent and Purchaser on March 1, 2021).

(a)(2)(i)*	Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Amendment No.1 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 11, 2021).

(a)(2)(ii)*	Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 1, 2021).

(a)(2)(iii)

Amendment No. 3 to Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Amendment No. 3 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2021).

(a)(5)(i)*	Press Release issued by Purchaser, dated September 30, 2020 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO-C filed by Purchaser on September 30, 2020).

(a)(5)(ii)*	Email to the Company’s personnel, dated September 30, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on September 30, 2020).

(a)(5)(iii)*	Press Release issued by Wanda Sports & Media (Hong Kong) Holding Co. Limited on February 1, 2021 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed by Parent and Purchaser on February 1, 2021).

(a)(5)(iv)

Press Release issued by Wanda Sports & Media (Hong Kong) Holding Co. Limited on March 1, 2021 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO filed by Parent and Purchaser on March 1, 2021).

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(a)(6)*	Form of reminder letter to be sent by Information Agent, on or around the date hereof, to holders of ADSs (incorporated by reference to Exhibit (a)(6) to the Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 11, 2021).

(a)(7)*	Form of second reminder letter to be sent by Information Agent, on or around the date hereof, to holders of ADSs (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed by Parent and Purchaser on February 1, 2021).

(b)	Not applicable.

(c)(1)*	Opinion of Houlihan Lokey, dated December 22, 2020 (incorporated by reference to Annex B of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2020).

(c)(2)*	Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 4, 2020 (incorporated by reference to Exhibit (a)(5)(B) of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2020).

(c)(3)*	Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 22, 2020 (incorporated by reference to Exhibit (a)(5)(C) of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2020).

(c)(4)*	Wanda Sports Group Company Limited Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 (File No. 333-232004) initially filed with the SEC on June 7, 2019, as amended).

(c)(5)*	Annual Report of Wanda Sports Group Company Limited on Form 20-F for the fiscal year ended December 31, 2019 (incorporated by reference to the Company’s Annual Report on Form 20-F (File No. 001-38975) for the fiscal year ended December 31, 2019, filed on May 22, 2020).

(c)(6)*	Financial Analyses of Deutsche Bank, dated September 3, 2020.

(c)(7)*	Financial Analyses of Deutsche Bank, dated December 10, 2020.

(d)*	Standstill Agreement dated December 22, 2020, between Purchaser and certain holders of American Depositary Shares (incorporated by reference to Exhibit (d) of Schedule TO filed by Parent and Purchaser on December 23, 2020).

(f)*	Certain Extracts from the Companies Ordinance (incorporated by reference to Schedule C of the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(g)	Not applicable.

* Previously filed.

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